Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the joint proxy statement/prospectus, which is part of the Registration Statement (Form S-4) of MEI Pharma, Inc., and to the inclusion in such Registration Statement of our report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Infinity Pharmaceuticals, Inc.’s ability to continue as a going concern as described in Note 2 to Infinity Pharmaceuticals, Inc.’s consolidated financial statements) dated March 28, 2023 with respect to the consolidated financial statements of Infinity Pharmaceuticals, Inc., included in Infinity Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 27, 2023